2Q 2024 Results

LATAM AIRLINES GROUP REPORTS NET INCOME OF US$146 MILLION FOR THE SECOND QUARTER 2024 DRIVEN BY HEALTHY MARGINS AND GROWTH

Santiago, Chile, August 7, 2024 – LATAM Airlines Group S.A. (SSE: LTM) announced today its consolidated financial results for the second quarter ending June 30, 2024. “LATAM” or “the Company” makes reference to the consolidated entity, which includes its passenger and cargo affiliated airlines in Latin America. LATAM prepares its financial statements under IFRS as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an adapted US Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. A table reconciling the figures adjusted for Special Items to their as-reported IFRS figures can be found at the end of the report. All figures in this report are expressed in U.S. dollars. Percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this report have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 5.22 per USD.

HIGHLIGHTS

During the second quarter of 2024 LATAM group increased its passenger operations by 16.2%, boosting its operational revenues to over US$3.0 billion, an increase of 13.2% compared to the same period of last year. This led to an adjusted operating margin of 9.0% and a net income for the period of US$146 million. LATAM strengthened its already robust capital structure by generating US$177 million in cash during the period, excluding the dividend payment in May. As a result, LATAM achieved an adjusted net leverage of 1.9x and maintained a strong liquidity position of approximately US$3.0 billion.

•During the second quarter 2024, consolidated capacity, measured by available seat-kilometers (ASK), increased by 16.2% when compared to the same quarter of 2023, surpassing 2019 ASK levels by 8.3%. The quarter reflected a strong load factor performance, with a consolidated load factor of 82.2%, improving 1.8 percentage points compared to the second quarter of 2023. In our international operations, we achieved a solid load factor of 84.3%. Additionally, our domestic operations in Brazil experienced the largest increase, with a notable 2.5 percentage point improvement compared to 2Q23, reaching 79.8%.

•Total operating revenues amounted to US$3,030 million during the second quarter (+13.2% vs 2Q23). This revenue increase was mainly driven by the increase in passenger revenues during the quarter, (+14.3% vs 2Q23) which was supported by the growth of international demand, together with a sustained preference of customers for the LATAM brand. On the other hand, cargo revenues increased by 6.9% during the quarter and have grown above pre-pandemic levels by 41.1%.

•During this quarter, average jet fuel price increased by 3.7%, however, there was a decrease of 1.4% in the total adjusted CASK. This decrease also occurred in adjusted CASK ex-fuel, decreasing 2.3% to US$4.7 cents, and in adjusted passenger CASK ex fuel, which was US$4.1 cents. Due to the foreign exchange variations including the devaluation of the Brazilian Real, these cost figures were positively impacted by approximately US$0.2 cents, although even excluding this impact, costs remained in line with the projected guidance for the full year.

•Due to flooding in the state of Rio Grande do Sul, in southern Brazil, Salgado Filho International Airport in Porto Alegre (POA) closed in May 2024. This forced all airlines, including LATAM Airlines Brazil, to cancel operations at the airport. For the Brazilian affiliate, this represented an average of 24 daily frequencies as of the end of April 2024. Between May and June, the group has re-allocated 12% of that capacity to other markets, both domestic and international, and expects 100% of that capacity to be re-allocated to other airports or routes in August. This accounted for a negative impact on the second quarter operating income of approximately US$25 million.

•LATAM group reported a strong adjusted EBITDAR of US$619 million for this quarter, due to increase in capacity and decrease in unit costs, leading to an adjusted EBITDAR margin of 20.4%.

•In the second quarter of 2024, net income of LATAM group amounted to US$146 million. With this, net income registered for the first half of the year totals US$405 million, an increase of 52.9% compared to the same period of 2023.

2Q 2024 Results

•LATAM generated US$177 million in cash during the second quarter, excluding the dividend payment of US$175 million made in May. Net of the dividend payment, the cash balance remained stable and in line with guidance. With this, the group ended the quarter with a liquidity position of US$3.0 billion, representing 23.3% of last twelve months revenues.

•On July 15th, LATAM group completed the successful renegotiation of its revolving credit facility lines, resulting in an extension and increase in both facilities until July 2029. The first revolving credit facility, initially set at US$600 million, was increased to a total amount of US$800 million. Similarly, the second revolving credit facility, initially set at US$500 million, was increased to US$750 million. Consequently, LATAM's total revolving facility lines now amount to a substantial US$1.550 million, providing the company with enhanced financial flexibility and liquidity. With this new amount and the cash position at the end of this quarter of US$1.9 billion, liquidity stands at 27% of the last twelve months revenues on a pro-forma basis, equivalent to US$3.4 billion.

•On July 25th, LATAM Airlines Group S.A. achieved a significant milestone by successfully reopening and relisting its American Depositary Receipts (ADRs) on the New York Stock Exchange. This strategic move will open up new avenues of investment for a wider range of investors, providing them with the opportunity to participate in the growth and success of the company.

MANAGEMENT COMMENTS - SECOND QUARTER OF 2024

LATAM has continuously placed customers at the center of its business strategy, which has been key in allowing the group to deliver strong operational and financial results quarter after quarter. This contributed to LATAM becoming the leading airline group in South America. By prioritizing efficiency and financial stability, whilst also keeping our clients at the forefront, LATAM has earned a reputation for reliability and effectiveness even when being faced with challenges, and this quarter was no exception. During the second quarter of 2024, LATAM group successfully transported 19.1 million passengers, representing an 11.7% increase compared to the same period of last year. This growth occurred notwithstanding the impact that LATAM Airlines Brazil faced with the flooding in the state of Rio Grande do Sul, and the suspension of operations at Salgado Filho International Airport in Porto Alegre (POA) in May. In the last 12 months, the group transported over 79 million passengers, marking the first time LATAM group has achieved this milestone within a one-year span. This growth has enabled us to continue delivering on our value proposition of connecting South America and the region with the world.

LATAM group experienced relevant growth in the first half of this year, stemming from all business segments and especially driven by the international market, with a substantial increase of 24.6% in operations during this period compared to the previous years. This was accompanied by solid demand as witnessed by the year over year increase in consolidated load factor to 83.3% across all segments as well.

During this second quarter, LATAM group made significant progress in enhancing the travel experience. Furthermore, in the second quarter passengers rated LATAM with a Net Promoter Score (NPS) of 54 points, the highest result in the history of the group under normal, non-pandemic operational conditions. This success is attributed to the excellent performance and occupancy of the Premium Economy cabins, as well as our consistent punctuality. These achievements have been recognized externally as well. LATAM Airlines Group was awarded "Best Airline in South America" for the fifth consecutive year, and "Best Airline Crew in South America" for the third consecutive year at the 2024 Skytrax World Airlines Awards.

In parallel, market shares have increased in all regions compared to the previous quarter. Though it is not LATAM group's main focus, we believe it to be a reflection of the group's unique value proposition and continued customer preference. Particularly notable is the South American regional market, in which LATAM group has a solid 42%. Regarding the Joint Venture Agreement (JVA) with Delta Air Lines, when the market shares of the airlines are combined, they reach 39%, which is also the highest figure recorded since the implementation of this agreement. Therefore, this demonstrates the growth and strong impact of the JVA for the airlines.

These achievements are the result of the collective effort of the more than 37 thousand employees of LATAM group who have dedicated themselves to providing a safe and customer-centric service. The collaborators of the group are highly focused and share a common purpose that drives the delivery of results of LATAM group. The sense of belonging further promotes collaborators to work together towards shared goals, while also ensuring a balance between economic growth, efficiency, environmental care, and social well-being.

2Q 2024 Results

Finally, with the consistent delivery of results and the well-executed value proposition, LATAM Airlines Group S.A. has taken a step forward and reopened and relisted its ADRs on the New York Stock Exchange (with a new ratio of 2,000 shares to 1 ADR), accompanied by a secondary offering by certain shareholders of 19,000,000 ADRs. This is a significant milestone for the Company, as it provides LATAM Airlines Group S.A. greater liquidity and visibility. Returning to the New York Stock Exchange after four years is a notable achievement that reflects the robust results obtained and provides a prominent global platform for further expanding operations and attracting a broader group of new investors who can now actively engage with the Company's stock. This development marks an important step in LATAM's journey towards expanding its shareholder base and strengthening its position in the market.

During the fourth quarter of this year, LATAM has the opportunity to refinance part of its Chapter 11 emergence debt. That includes a Term Loan-B for US$1.1 billion, callable at par, and both 2027 and 2029 senior secured notes for a total amount of US$1.15 billion. Subject to market conditions, we believe there will be opportunities to reduce the interest rate on this debt given current secondary trading, yields as well as our improved balance sheet and credit ratings, and therefore this would be accretive to earnings and to levered free cash flow. As such, the Company will be looking at all opportunities in the debt market, including bonds and loans, for a potential refinancing. From an accounting perspective, it is important to note that a liability management exercise would have a one-time, negative non-cash impact on the group's net income for that period. This is due to the structuring fees, which were fully paid in cash at the time of issuance, but whose accrual is recognized in the Income Statement evenly during the duration of the instruments. Therefore, a liability management exercise would result in a one-time negative impact from the recognition of the totality of the remaining fees.

MANAGEMENT DISCUSSION AND ANALYSIS OF SECOND QUARTER 2024 RESULTS

LATAM group reported total operating revenues of US$3,030 million in the second quarter, an increase of 13.2% compared to the same period of 2023, mainly explained by a 14.3% increase in passenger revenues and a 6.9% increase in cargo revenues. For the second quarter of 2024, passenger and cargo revenues accounted for 85.9% and 12.5% of total operating revenues, respectively.

Passenger revenues amounted to US$2,603 million in the second quarter, increasing 14.3% versus the same period of 2023, driven by a 16.2% increase in capacity, measured in ASKs. Additionally in the second quarter, LATAM's RASK reached US$6.9 cents, showing a slight decrease of 1.6% compared to the same period of 2023 (US$7.0 cents).

Cargo revenues amounted to US$380 million in the second quarter, increasing 6.9% versus the same period of 2023. Cargo capacity, measured in ATK, increased by 12.2%, mainly explained by the upsizing in the group's cargo and passenger fleet. Regarding cargo yields, in the second quarter they amounted to US$36.3 cents per RTK, showing a decrease of 9.3% compared to the second quarter of 2023 but stable compared to 1Q24. Even though the cargo business has experienced a moderation in revenues since pandemic times, yields remain situated 14.4% above 2019 levels.

Other income amounted to US$47 million in the second quarter, increasing 8.0% versus the same period of 2023. This year-over-year growth is attributed to the increase in sales    of ancillaries services related to the LATAM Travel    business.

Total adjusted operating expenses were US$2,756 million during the quarter, increasing 14.6% versus 2Q23, mainly explained by the 16.2% increase in passenger operations. Aircraft fuel costs increased 16.7% versus the same period of 2023. During the second quarter of 2024, LATAM group reported an adjusted passenger CASK ex-fuel of US$4.1 cents, a 4.7% decrease compared to the same quarter of 2023. This adjusted passenger CASK ex-fuel is in line with LATAM's full year guidance, even when excluding the foreign exchange variation impact, thus reflecting a continued focus on cost containment.

In order to more closely align with SEC standards, LATAM has adjusted the methodology used for calculating Total Operating Expenses. Changes in methodology are further explained below in each corresponding line and in detail on page 18 in the Reconciliation Tables section of the earnings release.

The changes in adjusted operating expenses during the quarter were mainly explained by:

2Q 2024 Results

•Wages and benefits increased 12.6% versus the same period of 2023, mainly explained by a 9.2% an increase in the average headcount of the group (mainly pilots, cabin crew and airport employees), due to the 16.2% increase in passenger operations year over year, and primarily offset by foreign exchange rate effects.

•Aircraft fuel costs increased 16.7% compared to the second quarter of 2023, explained by a 14.8% increase in fuel consumption due to higher operations and a 3.7% increase in the average jet fuel price (excluding hedges) compared to the same period of 2023. During the quarter, this cost line was partially offset by positive fuel hedge effects of approximately US$20 million.

•Commissions to agents increased 6.1% versus 2Q23, associated with the increase in total revenues, and partially offset by higher direct sale penetration.

•Depreciation and amortization increased 20.0% versus 2Q23, explained by the increase of the number of aircraft in the fleet during this period and the incorporation of newer aircraft. Specifically, the fleet size, excluding aircraft available for sale, expanded from 280 aircraft as of June 30, 2023 to 312 aircraft as of June 30, 2024 and the number of newer Airbus Neo family aircraft more than doubled year over year.

•Other rental and landing fees increased 26.5% versus 2Q23, mainly explained by a 24.6% increase in international operations, in addition to a higher number of passengers transported (+11.7%).

•Passenger services expenses totaled US$78 million versus 2Q23, increasing 19.5% versus the same period of 2023. This is mainly explained by the 16.2% growth in capacity, in particular the growth of the international segment that has led to a greater international mix in the operation.

•Aircraft rentals expenses, which correspond exclusively to LATAM group’s fleet power-by-the-hour (PBH) contracts, amounted to US$1.0 million, representing a 95.7% decrease versus 2Q23. This significant decline is a result of almost all PBH contracts for aircraft expiring, with only a few aircraft remaining under PBH. This expense is considered a special item since there is a non-cash double counting of fleet PBH in Aircraft Rentals and in the Depreciation & Amortization line, and therefore has been adjusted for in the adjusted financial figures.

•Aircraft maintenance expenses totaled US$160 million, corresponding to a 4.6% increase versus 2Q23, explained by a 16.2% increase in operations, partially offset by the reversal of the maintenance provisions of aircraft acquired by LATAM group during the quarter.
•Other operating expenses increased 0.2% compared to 2Q23 and amounted to US$319 million, partially explained by higher variable costs of crew and reservation systems as a result of the 16.2% increase in passenger operations.

•Other gains and losses totaled US$3 million in gains for the second quarter. This line includes, but is not limited to, contingencies related to non-current operations, fair value adjustments, and other one-time effects. In previous publications, other gains and losses were accounted in the non-operating line "other income (expense)". In LATAM's revised methodology, this line is accounted within the operating expenses but is completely adjusted for in the adjusted financial figures.

Non-operating results

•Interest income amounted to US$31 million in the quarter, in line with previous quarters' results and cash levels. Cash and cash equivalents are mainly invested in fixed-term bank deposits.

•Interest expense increased 9.8% versus 2Q23, to US$189 million during the quarter, mainly due to the higher interest rate environment and the increase in the number of aircraft leases. As a reference, SOFR base rate increased by an average of 20 basis points compared to the same quarter of 2023.

•Foreign exchange gains and losses amounted to US$47 millions in the second quarter, with an increase of 3.0% compared to the same period of 2023, mainly related to the depreciation of the Brazilian Real. In previous publications, foreign exchange gains and losses were accounted in the non-operating line "other income (expense), which is a line that consolidated several accounts and is no longer included in the Income Statement

2Q 2024 Results

since its individual components are now presented separately: Foreign exchange gains and losses, Results of indexation units and Other gains and losses. In LATAM's revised methodology, this line is completely adjusted for in the adjusted financial figures.

•Result of indexation units amounted to US$7 million in the quarter, which is an increase compared to the same period of 2023 mainly due to the adjustments for hyperinflation primarily linked to the increase in labor contingencies in Argentina due to the cease of its domestic operations, together with a higher CPI than 2023. In previous publications results of indexation units were accounted in the non-operating line "other income (expense), which is a line that consolidated several accounts and is no longer included in the Income Statement since its individual components are now presented separately: Foreign exchange gains and losses, Results of indexation units and Other gains and losses. In LATAM's revised methodology, this line is completely adjusted for in the adjusted financial figures.

•Net income attributable to the owners of the parent company during the quarter was US$146 million.

LIQUIDITY AND FINANCING

During the second quarter of 2024, LATAM group generated US$ 177 million in cash, excluding dividend payment of approximately US$175 million, which was approved at the Ordinary Shareholders' Meeting held on April 25, 2024. As of quarter end, LATAM's liquidity stood at approximately US$3.0 billion, comprised of approximately US$1.9 billion in cash and cash equivalents, in addition to US$1.1 billion in available and fully undrawn revolving credit facilities (“RCF”). Liquidity as a percentage of revenues of last twelve months was 23.3%.

After the quarter end on July 15, 2024, LATAM group announced through a material fact the changes to extend and upsize its revolving credit facilities. Consequently, the Company's fully undrawn RCF lines have been increased to a total of US$1,550 million and are scheduled to mature in 2029. With this new amount and the cash position at the of this quarter of US$ 1.9 billion, liquidity stands at 27% of the last twelve months revenues on a pro-forma basis.

LATAM group registered a consolidated fleet debt (operational leases and finance leases) of US$4.4 billion, alongside a non-fleet debt of US$2.7 billion. This results in a total gross debt of US$7.1 billion and a net debt of US$5.3 billion. At the end of the period, LATAM group reported an adjusted net leverage of 1.9x, demonstrating its continued strong capital structure and robust operations.

With respect to LATAM group’s fuel hedging policy, its main objective is to protect against medium-term liquidity risk from fuel price increases, while benefiting from fuel price reductions. Accordingly, LATAM group hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months, as of August 5, 2024, are shown in the table below:

	3Q24	4Q24	1Q25	2Q25
Hedge positions
Estimated Fuel consumption hedged	48%	43%	29%	24%

Note: Hedge positions per quarter for the next months (3Q24, 4Q24, 1Q25 and 2Q25), as of June 30, were 43%, 40%, 19% and 12% respectively.

2Q 2024 Results

LATAM FLEET PLAN

LATAM group’s fleet is composed of 262 Airbus narrow-body aircraft, 57 Boeing wide-body aircraft and 21 Boeing cargo freighters, totaling 340 aircraft. During the second quarter, the group received 5 Airbus A321Neo. For a breakdown of the current fleet, please see the fleet chart in the reference tables section toward the end of this report.

As of the date of publication, LATAM group has fleet commitment agreements with Airbus and Boeing for new aircraft and additionally has signed several contracts with lessors to receive both narrow-body Airbus and wide-body Boeing aircraft in the coming years, as detailed below. These new technology aircraft will allow LATAM group to continue to modernize and expand its fleet.

Fleet Plan		As of end of year
	2023	2024	2025	2026
Passenger Aircraft
Narrow Body
Airbus Ceo Family	225	224	221	212
Airbus Neo Family	31	45	62	77
Total NB	256	269	283	289

Wide Body
Boeing 787	36	37	39	41
Other Boeing	21	19	19	19
Total WB	57	56	58	60

TOTAL	313	325	341	349

Cargo Aircraft
Boeing 767-300F	20	21	19	19
TOTAL	20	21	19	19
TOTAL FLEET	333	346	360	368

AVERAGE FLEET	316	339	350	366

Note: This fleet plan takes into account LATAM group's best estimates for committed arrivals, current decisions regarding aircraft sales, retirements and lease extensions. In the Financial Statements, Note 13 describes the aircraft that are currently held for sale and expected to be sold in 2024.

2Q 2024 Results

2024 GUIDANCE

Guidance is detailed below:

Indicator	Guidance	2024E

Operating Indicators	Total ASK Growth vs 2023	14	% -	16%
	Domestic Brazil ASK Growth vs 2023	8	% -	10%
	Domestic Spanish Speaking Countries ASK Growth vs 2023	14	% -	16%
	International ASK Growth vs 2023	18	% -	20%
	Total ATK Growth vs 2023	10	% -	12%

Financial Indicators	Revenues (US$ billion)	12.8 -		13.1
	CASK ex fuel (US$ cents)	4.8 -		5.0
	Adjusted Passenger CASK ex fuel[1] (US$ cents)	4.3 -		4.5
	Adjusted EBIT[2] (US$ billion)	1.40 -		1.60
	Adjusted EBIT Margin	11.0	% -	12.5%
	Adjusted EBITDAR[2] (US$ billion)	2.75 -		3.05
	Adjusted EBITDAR Margin	21.5	% -	23.5%
	Liquidity[3] (US$ billion)	2.9 -		3.1
	Financial Net Debt[4] (US$ billion)	5.0 -		5.2
	Financial Net Debt4/Adjusted EBITDAR[2] (x)	1.6x -		1.8x

	Assumptions
	Average exchange rate (BRL/USD)	5.1
	Jet fuel price (US$/bbl)	110

1) Adjusted Passenger CASK ex fuel excludes cargo costs associated with belly and freighter operations, adjusted to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect) and employee compensations associated with the Corporate Incentive Plan.
2) Adjusted EBIT and Adjusted EBITDAR exclude other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensations associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.
3) Liquidity is defined as Cash and Cash Equivalents and undrawn, committed revolving credit facilities. Does not assume Liability Management excercise in 2024.
4) Financial Net Debt includes operating leases liabilities, financial leases and other financial debt, net of Cash and Cash Equivalents.

Note on Forward-Looking Statements Assumptions and expectations are not facts but rather a good faith estimate of reality based on selected information believed to be reasonable. However, reality may differ from assumptions and expectations. This report also contains forward-looking statements. Such statements may contain words such as “could,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM's current plans, estimates and projections and, therefore, you should not place undue reliance on such statements or the estimates arising from them. Forward-looking statements involve known and unknown inherent risks, uncertainties and other factors, many of which are beyond LATAM's control and are difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. The financial information contained herein does not constitute or replace in any way the submission of the corresponding financial statements of the Commission for the Financial Market (CMF) and the market, in terms of their content requirements, applicable procedures and deadlines of submission corresponding to the CMF in accordance with current regulations. These factors and uncertainties include in particular those described in documents we have filed with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them, whether as a result of new information, future events or any other factor. Our revised 2024 guidance is based on our unaudited results for the first quarter of 2024, which exceeded our estimates for that period. We believe the primary drivers of the improvement in our results for the first quarter of 2024 were strong demand, additional capacity and costs containment . Our first quarter results may not be indicative of future performance, which remains subject to a number and uncertainties, including the risks disclosed in our annual report on Form 20-F, which was filed on February 22, 2024 and especially the risks and uncertainties associated with the more recent conflicts developing in the Middle East. In addition, as disclosed in our annual report on Form 20-F, our business is seasonal and our passenger revenues are generally higher in the first and fourth quarters of each year, during the southern hemisphere’s spring and summer. Finally, demand for air travel and cargo services is influenced by a number of factors beyond our control, including global, regional and national political and socioeconomic developments as well as changes in our competitive landscape, all of which could have a material impact on our ability to achieve the guidance disclosed herein.

2Q 2024 Results

FINANCIAL STATEMENTS PUBLICATION AND CONFERENCE CALL

LATAM Airlines Group S.A. filed its financial statements for the period ended June 30, 2024 with the Comisión para el Mercado Financiero (CMF) of Chile on August 7, 2024. These financial statements are available in Spanish and English at http://www.latamairlinesgroup.net. For further inquiries, please contact the Investor Relations team at InvestorRelations@latam.com.

The Company will hold a conference call to discuss the second quarter 2024 financial results on Thursday, August 8, 2024, at 9:00 am ET / 9:00 am Santiago.

Webcast Link: Click here
Participant Call Link: Click here

About LATAM Airlines Group S.A.:

LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates's aircraft, they have a fleet of 21 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM press inquiries, please write to comunicaciones.externas@latam.com. Additional financial information is available at www.latamairlinesgroup.net.

2Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Financial Results for the Second Quarter 2024 (in thousands of US Dollars)

	For the three month period ended June 30
	2024	Adjustments	2024 Adjusted	2023 Adjusted	% Change
REVENUE
Passenger	2,603,275	—	2,603,275	2,277,553	14.3%
Cargo	380,006	—	380,006	355,324	6.9%
Other Income	46,637	—	46,637	43,186	8.0%
TOTAL OPERATING REVENUE	3,029,918	—	3,029,918	2,676,063	13.2%
EXPENSES
Wages and Benefits	(419,488)	15,684	(403,804)	(358,690)	12.6%
Aircraft Fuel	(992,453)	—	(992,453)	(850,523)	16.7%
Commissions to Agents	(54,050)	—	(54,050)	(50,947)	6.1%
Depreciation and Amortization	(344,789)	—	(344,789)	(287,405)	20.0%
Other Rental and Landing Fees	(403,522)	—	(403,522)	(318,942)	26.5%
Passenger Services	(78,168)	—	(78,168)	(65,402)	19.5%
Aircraft Rentals	(1,012)	1,012	—	—	n.m.
Aircraft Maintenance	(159,913)	—	(159,913)	(152,871)	4.6%
Other Operating Expenses	(319,423)	—	(319,423)	(320,047)	(0.2%)
Other gains/(losses)	3,304	(3,304)	—	—	n.m
TOTAL OPERATING EXPENSES	(2,769,514)	13,392	(2,756,122)	(2,404,827)	14.6%
OPERATING INCOME/(LOSS)	260,404	13,392	273,796	271,236	0.9%
Operating Margin	8.6%	0.4pp	9.0%	10.1%	-1.1pp
Interest Income	31,080	—	31,080	45,264	(31.3%)
Interest Expense	(189,445)	—	(189,445)	(172,613)	9.8%
Foreign exchange gains	47,455	(47,455)	—	—	n.m
Result of indexation units	6,680	(6,680)	—	—	n.m
INCOME/(LOSS) BEFORE TAXES	156,174	(40,743)	115,431	143,887	(19.8%)
Income Taxes	(10,885)	—	(10,885)	(2,792)	289.9%
NET INCOME/(LOSS)	145,289	(40,743)	104,546	141,095	(25.9%)
Attributable to:
Owners of the parent	145,546	(40,743)	104,803	142,288	(26.3%)
Non-controlling interest	(257)	—	(257)	(1,193)	(78.5%)
NET INCOME/(LOSS) attributable to the owners of the parent	145,546	(40,743)	104,803	142,288	(26.3%)
Net Margin attributable to the owners of the parent	4.8%	-1.3pp	3.5%	5.3%	-1.9pp
Effective Tax Rate	(7.0%)	-2.5pp	(9.4%)	(1.9%)	-7.5pp
Financial Metrics for the Second Quarter 2024 (in thousands of US Dollars)
	For the three month period ended June 30
	2024		2023		Change (%)
Adjusted EBITDAR	618,585		558,641		10.7%
Adjusted EBITDAR Margin	20.4%		20.9%		-0.5pp

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Note: Adjustments include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensations associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.

2Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Financial Results for the six-month period ended June (in thousands of US Dollars)

	For the six month period ended June 30
	2024	Adjustments	2024 Adjusted	2023 Adjusted	Var. %
REVENUE
Passenger	5,501,117	—	5,501,117	4,671,904	17.7%
Cargo	749,363	—	749,363	732,615	2.3%
Other Income	100,771	—	100,771	77,002	30.9%
TOTAL OPERATING REVENUE	6,351,251	—	6,351,251	5,481,521	15.9%
EXPENSES
Wages and Benefits	(845,240)	36,395	(808,845)	(710,245)	13.9%
Aircraft Fuel	(2,016,826)	—	(2,016,826)	(1,910,282)	5.6%
Commissions to Agents	(115,782)	—	(115,782)	(100,928)	14.7%
Depreciation and Amortization	(677,611)	—	(677,611)	(565,459)	19.8%
Other Rental and Landing Fees	(791,181)	—	(791,181)	(616,287)	28.4%
Passenger Services	(154,299)	—	(154,299)	(128,535)	20.0%
Aircraft Rentals	(2,245)	2,245	—	—	n.m.
Aircraft Maintenance	(354,144)	—	(354,144)	(290,473)	21.9%
Other Operating Expenses	(696,062)	—	(696,062)	(593,001)	17.4%
Other gains/(losses)	(43,127)	43,127	—	—	n.m
TOTAL OPERATING EXPENSES	(5,696,517)	81,767	(5,614,750)	(4,915,210)	14.2%
OPERATING INCOME/(LOSS)	654,734	81,767	736,501	566,311	30.1%
Operating Margin	10.3%	1.3pp	11.6%	10.3%	1.3pp
Interest Income	62,530	—	62,530	63,186	(1.0%)
Interest Expense	(380,830)	—	(380,830)	(336,777)	13.1%
Foreign exchange gains	87,082	(87,082)	—	—	n.m
Result of indexation units	7,755	(7,755)	—	—	n.m
INCOME/(LOSS) BEFORE TAXES	431,271	(13,070)	418,201	292,720	42.9%
Income Taxes	(26,028)	—	(26,028)	4,087	n.m
NET INCOME/(LOSS)	405,243	(13,070)	392,173	296,807	32.1%
Attributable to:
Owners of the parent	403,824	(13,070)	390,754	298,743	30.8%
Non-controlling interest	1,419	—	1,419	(1,936)	n.m
NET INCOME/(LOSS) attributable to the owners of the parent	403,824	(13,070)	390,754	298,743	30.8%
Net Margin attributable to the owners of the parent	6.4%	-0.2pp	6.2%	5.5%	0.7pp
Effective Tax Rate	(6.0%)	-0.2pp	(6.2%)	1.4%	-7.6pp
Financial Metrics for the six-month period ended June (in thousands of US Dollars)
	For the six month period ended June 30
	2024		2023		Change (%)
Adjusted EBITDAR	1,414,112		1,131,770		24.9%
Adjusted EBITDAR Margin	22.3%		20.6%		1.6pp

Note: Adjustments include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensations associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.

2Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Operational Statistics

	For the three month period ended June 30			For the six month period ended June 30
	2024	2023	% Change	2024	2023	% Change

System
Costs per ASK (US$ cents)	7.3	7.5	(2.7%)	7.5	7.7	(2.7%)
Adjusted Costs per ASK (US$ cents)	7.3	7.4	(1.4%)	7.4	7.5	(2.2%)
Costos por ASK ex fuel (US$ centavos)	4.7	4.9	(4.3%)	4.8	4.8	1.6%
Adjusted Costs per ASK ex fuel (US$ cents)	4.7	4.8	(2.3%)	4.7	4.6	2.5%
Adjusted Passenger CASK ex fuel (US$ cents)	4.1	4.3	(4.7%)	4.2	4.3	(2.3%)
Fuel Gallons Consumed (millions)	326.7	284.7	14.8%	657.5	569.6	15.4%
Fuel Gallons Consumed per 1,000 ASKs	8.7	8.8	(1.2%)	8.6	8.7	(1.2%)
Fuel Price (with hedge) (US$ per gallon)	3.04	2.99	1.7%	3.07	3.35	(8.4%)
Fuel Price (without hedge) (US$ per gallon)	3.05	2.94	3.7%	3.10	3.33	(6.9%)
Average Trip Length (km)	1,622	1,524	6.4%	1,613	1,544	4.4%
Total Number of Employees (average)	36,922	33,825	9.2%	36,556	33,355	9.6%
Total Number of Employees (end of the period)	37,124	34,134	8.8%	37,124	34,134	8.8%

Passenger
ASKs (millions)	37,737	32,477	16.2%	76,198	65,213	16.8%
RPKs (millions)	31,028	26,107	18.8%	63,486	52,637	20.6%
Passengers Transported (thousands)	19,135	17,128	11.7%	39,370	34,082	15.5%
Load Factor (based on ASKs) %	82.2%	80.4%	1.8pp	83.3%	80.7%	2.6pp
Yield based on RPKs (US$ cents)	8.4	8.7	(3.8%)	8.7	8.9	(2.4%)
Revenues per ASK (US$ cents)	6.9	7.0	(1.6%)	7.2	7.2	0.8%

Cargo
ATKs (millions)	1,975	1,761	12.2%	3,906	3,464	12.8%
RTKs (millions)	1,048	889	17.9%	2,060	1,791	15.0%
Tons Transported (thousands)	246	225	9.7%	481	454	5.9%
Load Factor (based on ATKs) %	53.1%	50.5%	2.6pp	52.8%	51.7%	1.1pp
Yield based on RTKs (US$ cents)	36.3	40.0	(9.3%)	36.4	40.9	(11.1%)
Revenues per ATK (US$ cents)	19.2	20.2	(4.6%)	19.2	21.1	(9.3%)

Note: Adjusted figures include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect) and employee compensations associated with the Corporate Incentive Plan. Adjusted Passenger CASK ex fuel also excludes cargo costs associated with belly and freighter operations.

2Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet (in thousands of US Dollars)

	As of June 30	As of December 31
	2024	2023

Assets
Cash and cash equivalents	1,853,359	1,714,761
Other financial assets	105,205	174,819
Other non-financial assets	167,322	185,264
Trade and other accounts receivable	1,250,663	1,385,910
Accounts receivable from related entities	11	28
Inventories	555,269	592,880
Current tax assets	69,034	47,030
Total current assets other than non-current assets (or disposal groups) classified as held for sale	4,000,863	4,100,692

Non-current assets (or disposal groups) classified as held for sale	80,481	102,670

Total current assets	4,081,344	4,203,362

Other financial assets	46,322	34,485
Other non-financial assets	146,596	168,621
Accounts receivable	12,389	12,949
Intangible assets other than goodwill	1,063,703	1,151,986
Property, plant and equipment	9,535,305	9,091,130
Deferred tax assets	4,363	4,782
Total non-current assets	10,808,678	10,463,953
Total assets	14,890,022	14,667,315

Liabilities and shareholders' equity
Other financial liabilities	626,550	596,063
Trade and other accounts payables	1,954,510	1,765,279
Accounts payable to related entities	6,943	7,444
Other provisions	7,199	15,072
Current tax liabilities	2,555	2,371
Other non-financial liabilities	3,226,049	3,301,906
Total current liabilities	5,823,806	5,688,135

Other financial liabilities	6,487,154	6,341,669
Accounts payable	416,485	418,587
Other provisions	900,026	926,736
Deferred tax liabilities	341,957	382,359
Employee benefits	143,593	122,618
Other non-financial liabilities	248,930	348,936
Total non-current liabilities	8,538,145	8,540,905
Total liabilities	14,361,951	14,229,040

Share capital	5,003,534	5,003,534
Retained earnings	747,088	464,411
Other equity	39	39
Other reserves	(5,211,643)	(5,017,682)
Parent’s ownership interest	539,018	450,302
Non-controlling interest	(10,947)	(12,027)
Total equity	528,071	438,275
Total liabilities and equity	14,890,022	14,667,315

2Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of June 30,	As of June 30,
	2024	2023

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services	6,817,279	6,288,152
Other cash receipts from operating activities	125,484	84,953

Payments for operating activities
Payments to suppliers for the supply goods and services	(4,854,611)	(4,558,603)
Payments to and on behalf of employees	(653,235)	(681,849)
Other payments for operating activities	(159,655)	(118,672)
Income taxes (paid)	(29,372)	(11,527)
Other cash inflows (outflows)	108,947	(32,584)

Net cash (outflow) inflow from operating activities	1,354,837	969,870

Cash flows from investing activities
Amounts raised from sale of property, plant and equipment	37,740	46,524
Purchases of property, plant and equipment	(427,762)	(263,739)
Purchases of intangible assets	(35,040)	(22,462)
Interest received	58,016	37,772
Other cash inflows (outflows)	34,469	31,111

Net cash (outflow) inflow from investing activities	(332,577)	(170,794)

Cash flows inflow (out flow) from financing activities
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	—	(23)
Loans repayments	(143,323)	(159,981)
Payments of lease liabilities	(148,118)	(96,105)
Dividends paid	(174,838)	—
Interest paid	(337,531)	(273,366)
Other cash (outflows) inflows	719	(4,133)

Net cash inflow (outflow) from financing activities	(803,091)	(533,608)

Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change	219,169	265,468
Effects of variation in the exchange rate on cash and cash equivalents	(80,571)	43,086
Net (decrease) increase in cash and cash equivalents	138,598	308,554

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	1,714,761	1,216,675

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	1,853,359	1,525,229

2Q 2024 Results

LATAM Airlines Group S.A.
Adjusted Free Cash Flow (in thousands of US Dollars)

Adjusted Free Cash Flow	For the three month period ended June 30	For the six month period ended June 30
	2024	2024

Adjusted EBITDAR	618,585	1,414,112

Changes in working capital	349,633	103,014
Cash taxes	(6,728)	(29,372)
Operating lease payments	(126,945)	(273,992)
Interest Income	20,599	58,016
Adj. Operating cash flow	855,144	1,271,778

Maintenance Capex	(131,470)	(241,956)
Capex for growth & Fleet Capex Net of Financing	(272,436)	(324,049)
Adj. Investment cash flow	(403,906)	(566,005)

Adj. Unlevered FCF	451,238	705,773
Interest on financial debt	(126,424)	(177,388)
Interest on finance leases	(17,748)	(36,514)
Adj. Levered FCF	307,066	491,871

Finance lease amortization	(81,451)	(130,051)
Non-Fleet Financial debt net amortization	(10,522)	(13,272)
Statutory Dividends	(174,549)	(174,838)
Other (Incl. Asset Sale, Fx and others)	(38,558)	(35,112)
Adj. Financing & Others cash flow	(449,252)	(567,175)
Change in cash	1,986	138,598

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	1,851,373	1,714,761
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	1,853,359	1,853,359

Fleet Cash Cost	(220,977)	(429,445)

Notes:

1) Adjusted EBITDAR includes adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensations associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.
2) Operating lease payments include variable Aircraft Rentals (Pay by the Hour “PBH”) and Operational Leases under IFRS 16 including amortization and interest (both fleet and non-fleet).
3) Maintenance Capex primarily includes engine shop visits, aircraft c-checks and restocking of parts for existing operation, as well as capex associated with fleet projects that do not contribute additional capacity to the group's operations or add new features to the existing offered product.
4) Growth & Fleet capex (net of financing) includes capex associated with additional spare parts and engines, engine shop visits, aircraft c-checks and restocking of parts for additional operation, PDPs, fleet projects that contribute additional capacity or new features to the existing offered product and certain other strategic projects that add value, and fleet arrivals net of their financing.
5) Fleet Cash cost includes Finance lease amortization, interest on finance leases and operating lease payments (Excluding Non-fleet lease liabilities). Calculation can be found in page 19.

2Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of June 30,	As of December 31,
	2024	2023

Total Assets	14,890,022	14,667,315
Total Liabilities	14,361,951	14,229,040
Total Equity*	528,071	438,275
Total Liabilities and Shareholders equity	14,890,022	14,667,315

Debt
Current and long term portion of loans from financial institutions**	2,986,410	3,066,648
Current and long term portion of obligations under capital leases	850,456	901,546
Total Financial Debt	3,836,866	3,968,194
Lease liabilities	3,274,268	2,967,994
Total Gross Debt	7,111,134	6,936,188
Cash, cash equivalents and liquid investments	(1,853,359)	(1,714,761)
Total Net Debt	5,257,775	5,221,427
*Includes non-controlling interest.
**Excluding associated guarantees.

LATAM Airlines Group S.A.
Main Financial Ratios

	As of June 30,	As of December 31,
	2024	2023

Cash, cash equivalents and liquid investments as % of LTM revenues	14.6%	14.5%
Liquidity* as % of LTM revenues	23.3%	23.9%

Gross Debt (US$ thousands)	7,111,134	6,936,188
Gross Debt / Adjusted EBITDAR (LTM)	2.5	2.7

Net Debt (US$ thousands)	5,257,775	5,221,427
Net Debt / Adjusted EBITDAR (LTM)	1.9	2.1

Note: Adjusted EBITDAR (LTM) refers to Adjusted EBITDAR (Last Twelve Months) (US$ thousands). For the ratios as of June 30, 2024, and December 31, 2023, it is calculated using the last twelve months as of June 30, 2024 (US$2,815,615) and the full twelve months in 2023 (US$2,533,274).

*Includes "Cash and cash equivalents" and Revolving Credit Facilities fully undrawn (two RCFs of US$600 million and US$500 million with maturities in 2025 and 2026, respectively, as of June 30, 2024).

2Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Fleet

	As of June 30, 2024
	Aircraft on Property, Plant & Equipment	Aircraft on Right of Use under IFRS16	Total

Passenger Aircraft
Boeing 767-300ER	10	—	10
Boeing 777-300ER	7	3	10
Boeing 787-8	4	6	10
Boeing 787-9	2	25	27
Airbus A319-100	32	8	40
Airbus A320-200	90	45	135
Airbus A320-Neo	1	23	24
Airbus A321-200	19	30	49
Airbus A321-Neo	—	14	14
TOTAL	165	154	319

Cargo Aircraft
Boeing 767-300F	20	1	21
TOTAL	20	1	21

TOTAL FLEET	185	155	340

Note: This table includes 3 Boeing 767-300F, 4 Airbus A320-200 and 21 Airbus A319-100 that were reclassified from Property, Plant and Equipment to Assets Held for Sale.

2Q 2024 Results

LATAM Airlines Group S.A.
Reconciliation of Reported Amounts to Non-GAAP Items (in thousands of US Dollars)
LATAM Airlines Group S.A. ("LATAM" or "the Company") prepares its financial statements under “International Financial Reporting Standards” (“IFRS”) as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an Adapted by Nature Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. These adjustments to include or exclude special items allows management an additional tool to understand and analyze its core operating performance and allow for more meaningful comparison in the industry. Therefore, LATAM believes these non-GAAP financial measures, derived from the consolidated financial statements but not presented in accordance with IFRS, may provide useful information to investors and others. In this table, you can find a reconciliation of the IFRS and the Adapted by Nature Format as LATAM reports its Income Statement in this earnings release for ease of comparison and further disclosure, as well as the adjustments made for Special Items.

LATAM has revised the methodology used to calculate Total Operating Expenses and EBITDA in order to more closely align with SEC guidelines governing the matter. With this, the revised financial figures presented will not be directly comparable to the financial figures previously reported in the Company's past publications.

EBITDA:
•Previously: Excluded costs associated with foreign exchange fluctuations, restructuring activities, indexation costs, and other gains and losses, which were incorporated in the line item “other income (expenses)”.
•Currently: With the revised methodology the EBITDA calculation now includes all these accounts.
•Note for Adjusted EBITDAR: Aligns with previously reported adjusted figures. In this case, all these lines are added back, along with other adjustments related to aircraft rental expenses and adjustments in connection with our Corporate Incentive Plan.

Total Operating Expenses:
•Previously: Excluded costs associated with foreign exchange fluctuations, restructuring activities, indexation costs, and other gains and losses, which were incorporated in the non-operational line item “other income (expenses)”.
•Currently: With the revised methodology the Total Operating Expenses calculation now includes costs associated with restructuring activities and other gains and losses.
•This change in methodology has an impact on the Operating Income and the unitary cost metric, cost per available seat kilometers - (“CASK”), as they are calculated from the Total Operating Expenses.
•However, regarding the adjusted Total Operating Expenses and other derived adjusted figures, these two lines are added back, along with other adjustments for aircraft rentals expense and adjustments in connection with our Corporate Incentive Plan. Therefore, the revised adjusted Total Operating Expenses and adjusted Operating Income align with previously reported adjusted figures, since it incorporates the same line items.

These non-GAAP items may not be comparable to similarly titled non-GAAP items of other companies and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The tables below show these reconciliations:

	For the three month period ended June 30			For the six month period ended June 30
	2024	2023	% Change	2024	2023	% Change

Cost of sales	(2,346,447)	(2,018,295)	16.3%	(4,740,306)	(4,187,364)	13.2%
Distribution costs	(143,092)	(126,539)	13.1%	(301,384)	(247,898)	21.6%
Administrative expenses	(193,706)	(177,574)	9.1%	(381,148)	(323,126)	18.0%
Other expenses	(89,573)	(125,141)	-28.4%	(230,552)	(231,585)	-0.4%
Other gains/(losses)	3,304	(1,440)	-329.4%	(43,127)	(21,123)	104.2%
TOTAL OPERATING EXPENSES	(2,769,514)	(2,448,989)	13.1%	(5,696,517)	(5,011,096)	13.7%
Other gains/(losses)	(3,304)	1,440	-329.4%	43,127	21,123	104.2%
Adjustments for Corporate Incentive Plan	15,684	19,258	-18.6%	36,395	27,567	32.0%
Aircraft rentals expense	1,012	23,464	-95.7%	2,245	47,196	-95.2%
ADJUSTED TOTAL OPERATING EXPENSES	(2,756,122)	(2,404,827)	14.6%	(5,614,750)	(4,915,210)	14.2%

TOTAL OPERATING EXPENSES	(2,769,514)	(2,448,989)	13.1%	(5,696,517)	(5,011,096)	13.7%
Aircraft fuel expenses	992,453	850,523	16.7%	2,016,826	1,910,282	5.6%
Operating Expenses (Ex-Fuel)	(1,777,061)	(1,598,466)	11.2%	(3,679,691)	(3,100,814)	18.7%
ASKs (millions)	37,737	32,477	16.2%	76,198	65,213	16.8%
CASK (Ex-Fuel)	(4.7)	(4.9)	-4.3%	(4.8)	(4.8)	1.6%

ADJUSTED TOTAL OPERATING EXPENSES	(2,756,122)	(2,404,827)	14.6%	(5,614,750)	(4,915,210)	14.2%
Aircraft fuel expenses	992,453	850,523	16.7%	2,016,826	1,910,282	5.6%
Adjusted Operating Expenses (Ex-Fuel)	(1,763,669)	(1,554,304)	13.5%	(3,597,924)	(3,004,928)	19.7%
ASKs (millions)	37,737	32,477	16.2%	76,198	65,213	16.8%
ADJUSTED CASK Ex-Fuel (US$ cents)	(4.7)	(4.8)	-2.3%	(4.7)	(4.6)	2.5%

2Q 2024 Results

	For the three month period ended June 30			For the six month period ended June 30
	2024	2023	% Change	2024	2023	% Change

Operating lease payments	(126,945)	(108,729)	16.8%	(273,992)	(216,836)	26.4%
Interest on finance leases	(17,748)	(124,513)	-85.7%	(36,514)	(37,029)	-1.4%
Finance lease amortization	(81,451)	(56,695)	43.7%	(130,051)	(136,308)	-4.6%
Non-fleet lease liabilities	5,167	4,478	15.4%	11,112	11,422	-2.7%
FLEET CASH COSTS	(220,977)	(285,459)	-22.6%	(429,445)	(378,751)	13.4%

NET INCOME/(LOSS)	145,289	144,058	0.9%	405,243	265,116	52.9%
Income Taxes	10,885	2,792	289.9%	26,028	(4,087)	(736.8%)
Interest Expense	189,445	172,613	9.8%	380,830	336,777	13.1%
Interest Income	(31,080)	(45,264)	-31.3%	(62,530)	(63,186)	(1.0%)
Depreciation and Amortization	344,789	287,405	20.0%	677,611	565,459	19.8%
EBITDA	659,328	561,604	17.4%	1,427,182	1,100,079	29.7%
Aircraft rentals expense	1,012	23,464	-95.7%	2,245	47,196	-95.2%
EBITDAR	660,340	585,068	12.9%	1,429,427	1,147,275	24.6%
Other gains/(losses)	(3,304)	1,440	-329.4%	43,127	21,123	104.2%
Foreign exchange gains/(losses)	(47,455)	(46,063)	3.0%	(87,082)	(63,471)	37.2%
Results of indexation units	(6,680)	(1,062)	529.0%	(7,755)	(724)	971.1%
Adjustments for Corporate Incentive Plan	15,684	19,258	-18.6%	36,395	27,567	32.0%
ADJUSTED EBITDAR	618,585	558,641	10.7%	1,414,112	1,131,770	24.9%